UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18 )



                                 AmerAlia, Inc.
   -------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
   -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    023559-26
             -------------------------------------------------------
                                 (CUSIP Number)

      Jacqueline Badger Mars, 6885 Elm Street, McLean, Virginia 22101-3883
                                 (703) 821-4900
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                         October 16 and October 31, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 23559-26                                             Page 2 of 5 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Jacqueline Badger Mars, as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, as amended (formerly the Jacqueline Mars
      Vogel Trust)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
      (See Instructions)                                               (b) |_|

3     SEC USE ONLY
      (See Instructions)

4     SOURCE OF FUNDS
      PF

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                  |_|
      Not applicable

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.

                             7   SOLE VOTING POWER
         NUMBER OF               5,397,460 shares of Common Stock.
          SHARES
       BENEFICIALLY          8   SHARED VOTING POWER
         OWNED BY                Not applicable
           EACH
         REPORTING           9   SOLE DISPOSITIVE POWER
          PERSON                 5,397,460 shares of Common Stock.
           WITH
                             10  SHARED DISPOSITIVE POWER
                                 Not applicable

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,397,460 shares of Common Stock.

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
      Not applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      45.5% of Common Stock.

14    TYPE OF REPORTING PERSON (See Instructions)
      00

Item 1.  Security and Issuer

            Common Stock. The names and titles of the principal executive officers of the issuer of such securities are as follows:

Bill H. Gunn                        Chairman of the Board, President
                                    and Chief Executive Officer

Robert van Mourik                   Director, Executive Vice President, Chief
                                    Financial Officer, Secretary and Treasurer

Neil E. Summerson                   Director


Robert A. Cameron                   Director


John F. Woolard                     Director, Executive Vice President


Geoffrey C. Murphy                  Director


Roger Day                           Vice President of Operations


            All of the individuals named above have their principal office at AmerAlia, Inc., 311 Raleigh Road, Kenilworth, IL 60043.

Item 2.  Identity and Background

              a. Jacqueline Badger Mars, as trustee of the Jacqueline Badger Mars Trust Dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust)

              b.  6885 Elm Street, McLean, Virginia 22101-3883

              c.  Mars, Inc. 6885 Elm Street McLean, Virginia 22101-3883

              d. Such reporting person has not been convicted in a criminal proceeding during the last five years.

              e. Except as indicated below, such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in a finding of violation of any federal or state securities laws and was or is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, any such laws. On August 25, 1998, in connection with an administrative proceeding brought by the Securities and Exchange Commission ("SEC"), Ms. Mars, without admitting or denying the issues identified in the order, consented to the entry of a cease and desist order in which she agreed to cease and desist from committing or causing any violations of, and committing or causing any future violations of, Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and Rules 13d-1, 13d-2, 16a-2 and 16a-3 promulgated thereunder (SEC Release No. 34-40362 (Aug. 25, 1998)).

              f.  United States of America

Item 3.  Source and Amount of Funds or Other Consideration

            The reporting person acquired the Common Stock as dividends paid on shares of Series E Cumulative Convertible Preferred Stock beneficially owned by the reporting person on October 16, 2000. The Series E Cumulative Convertible Preferred Stock was converted to Common Stock by the reporting person on October 31, 2000 for $1,000 per Series E Cumulative Convertible Preferred Share, for a total of $2,000,000. The entire conversion price was paid for with the private funds of the reporting person.

Item 4.  Purpose of Transaction

            The purpose of the acquisition of securities of the issuer by the reporting person is for investment purposes only and the reporting person does not have any plans or proposals with respect to such securities as enumerated in paragraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

              a. As of the date of this statement, the reporting person beneficially owns 5,397,460 shares of Common Stock of the issuer, which represents 45.5% of the outstanding shares in that class.

              b. The reporting person holds the sole power to vote and the sole power to dispose of the reporting person's 5,397,460 shares of Common Stock.

              c. An acquisition of 100,000 shares as a dividend on the Series E Convertible Preferred Stock was effected on October 16, 2000. The conversion of 2,000 shares of Series E Cumulative Convertible Preferred Stock into 2,000,000 shares of Common Stock for $2,000,000 was effected on October 31, 2000.

              d.  No response required.

              e.  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7.  Material to Be Filed as Exhibits

         Not applicable.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        11/8/00                             /s/ Jacqueline Badger Mars
-------------------------          ---------------------------------------------
          Date                          Jacqueline Badger Mars, as Trustee